UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDN

First Quarter
2016

1 CRA 77858
2
3 CLIENTE

Edenor

First Quarter 2016 Page 1

Edenor announces first quarter 2016 results
Stock Information: Ticker: EDN New York Stock Exchange Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Verónica Gysin Planning and Capital Markets Manager
Tel: +54 (11) 4346 -5231

Buenos Aires, Argentina, May 12, 2016. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the first quarter of 2016. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the quarter ended on March 31, 2016 have been translated into U.S. Dollars at the selling price quoted by Banco de la Nación Argentina of AR$ 14.70 per U.S. Dollar.

HIGHLIGHTS

Note No. 120,151 issued by the ENRE

On April 15, 2016, the ENRE issued the Note No. 120.151, establishing that all fines and penalties imposed by the ENRE after April 15, 2016 (whether with respect to events occurring on or after such date or events occurring prior to the date thereof but for which fines or penalties had not been imposed on us by such date, that include a reference to “Note No. 120,151”, must be valued according to the KWh values in effect as of the last date of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to our “remuneration” at such date.  In addition, fines and penalties that fall within the purview of the Note will accrue interest from the last date of the semester on which the event giving rise to the penalty occurred until the date they are paid by us.  The amount registered to reflect accrued interest according to the Note was AR$. 129.0 million.

Compensation to customers

On March 28, 2016, we were notified of Resolution No. 31/2016 of the ENRE pursuant to which we were instructed to compensate the small residential customers (T1R) who had been affected by the power outages occurred during the period between February 12, 2016 and February 18, 2016. The amount of such compensation depends on the duration of each relevant power outage. The total compensation to be paid amounts to AR$. 73 million.

RTI

On April 1, 2016, the ENRE issued Resolution 55/16, which approves the 2016 Integral Tariff Revision Program and establishes the criteria and methods to be applied in the RTI process, as well as the compensation and penalties regulation together with the tentative schedule including details of the working plan to be submitted.

In our opinion, the RTI process will have to factor in a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return, such as,  among other: (i) the treatment to be given to the outstanding amounts granted under the loans for consumption (mutuums) to cover the insufficiency of the funds deriving from the FOCEDE; (ii) the conditions for the settlement of the outstanding debt with CAMMESA as of the date of issuance of Resolution No. 32/15; (iii) the treatment to be given to the penalties and discounts determined prior and subsequent to the Adjustment Agreement; and (iv) an agreement on quality levels and a new system of penalties and discounts that provides for an adequate transitional period until the tariff schedule resulting from the RTI is fully implemented.

First Quarter 2016 Page 2

Appointment of new Board of Directors’ members

The Ordinary and Extraordinary General Shareholders’ meeting held on April 28th 2016 appointed permanent and alternate members of the Board of Directors and Audit Commission.

First Quarter 2016 Operating Figures

In millon of Pesos	1° Q 2016	1° Q 2015	% Variation
Revenue from sales	2,990.1	968.6	208.7%
Electricity power purchase	(1,317.3)	(523.0)	151.9%
Net operating income (loss)	238.3	916.0	(74.0%)
Net (loss) income	(125.0)	469.9	(126.6%)

Revenue from sales increased 208.7% to AR$ 2,990.1 million in the first quarter of 2016 compared to AR$ 968.6 million in the first quarter of 2015, mainly explained by the tariff increase obtained since February 1, 2016  and to an increase in volume of energy sold in GWh for about 2.0%.

Volume of energy sold increased 2.0% to 5.671 GWh in the first quarter of 2016 from 5,567 GWh in the first quarter of 2015, basically due to an increase of 6.0% in medium commercial customers, and a 3.0% growth in industrial and wheeling system customers.

Electricity power purchases increased 2.5% to AR$ 1,317.3 million in the first quarter of 2016 compared to AR$ 523.0 million in the same period of 2015, mainly due to the increase in the average purchase price since February 1, 2016.

Net operating income decreased AR$ 677.7 million amounting a gain of AR$ 238.3 million in the first quarter of 2016 compared to a gain of AR$ 916.0 million in the same period of 2015. This negative result was due to a 81.8% increase in operating expenses, mainly due to the raise in the accrued fines and penalties do to the changes in the estimation introduced by Note No.120.151 of the ENRE, a 41% increase in salaries and a reduction in the amounts obtained through SE Resolution 32/15 and to a CMM (Cost Monitoring Mechanism) adjustment of AR$1,008 million.

The operating expenses increase was basically explained by higher transmission and distribution expenses of AR$ 620.2 million, by greater selling expenses of AR$ 116.8 million and by an increase in administrative expenses of AR$ 91.8 million.

Net loss shows a decrease of AR$ 594.9 million, amounting a loss of AR$ 125.0 million in the first quarter of 2016, compared to a gain of AR$ 469.9 million in the same period of 2015, mainly due to the operating results explained above and to a decrease of AR$ 257.6 in financial results basically due to the devaluation of the AR$/US$, partially offset by the sales increase and the income tax provision.

First Quarter 2016 Page 3

Adjusted EBITDA

Adjusted EBITDA has decreased to a gain of AR$ 337.8 million in the first quarter ended March 31, 2016, compared to a gain of AR$ 365.7 million in the same period of 2015.

In millon of Pesos	1° Q 2016	1° Q 2015
Net operating loss before resolution 32/15	(274.3)	(604.5)
Depreciation of property, plant and equipment	82	64.1
EBITDA	(192.4)	(540.4)
Resolution 32/15 recognition (1)	512.6	869.1
PUREE	-	25.6
Commercial Interests	17.7	11.4
Adjusted EBITDA	337.8	365.7
(1) Includes additional income under this resolution and PUREE funds, since March 1st 2015.

Operating Expenses

The following table sets forth the main transmission and distribution, selling and administrative expenses:

In millon of Pesos and %	Transmission and distribution expenses			Selling expenses			Administrative expenses			Total expenses
	1° Quarter		% Variation	1° Quarter		% Variation	1° Quarter		% Variation	1° Quarter		% Variation
	2016	2015		2016	2015		2016	2015		2016	2015
	542.7	372.6	50%	84.0	61.7	36%	86.2	71.3	21%	712.9	505.7	41%
Pensions Plans	15.7	15.7	0%	2.4	2.6	-6%	2.5	3.0	-17%	20.6	21.3	-3%
Communications expenses	6.5	2.9	120%	16.4	10.2	61%	0.9	0.6	41%	23.9	13.7	74%
Allowance for the impairment of trade and other receivables	0.0	0.0	0%	10.7	6.6	63%	0.0	0.0	0%	10.7	6.6	63%
Supplies consumption	70.3	56.6	20%	0.0	0.0	0%	8.9	4.3	106%	79.2	60.9	30%
Leases and insurance	0.1	0.1	-10%	0.0	0.0	0%	19.6	13.2	49%	19.7	13.3	48%
Security service	2.7	11.6	-80%	0.1	0.0	N/A	26.8	5.5	390%	29.6	17.1	73%
Fees and remuneration for services	94.3	131.2	-30%	87.5	72.4	21%	69.1	29.9	131%	251.0	233.5	8%
Public relations and marketing	0.0	0.0	0%	0.0	0.0	0%	2.8	1.1	152%	2.8	1.1	152%
Advertising and sponsorship	0.0	0.0	0%	0.0	0.0	0%	1.4	0.6	152%	1.4	0.6	152%
Reimbursements to personnel	0.2	0.3	0%	0.0	0.0	4%	0.1	0.2	-38%	0.4	0.5	-18%
Depreciation of property, plant and equipment	65.5	55.1	20%	12.4	6.3	97%	4.1	2.7	52%	81.9	64.1	28%
Directors and Supervisory Committee members’ fees	0.0	0.0	0%	0.0	0.0	0%	1.3	0.8	73%	1.3	0.8	73%
ENRE penalties	526.7	58.4	N/A	58.7	0.1	N/A	0.0	0.0	0%	585.4	58.5	N/A
Taxes and charges	0.0	0.0	0%	15.6	11.2	40%	3.1	2.9	6%	18.7	14.1	33%
Other	0.1	0.0	150%	0.0	0.0	13%	1.8	0.8	125%	1.9	0.9	123%
Total	1,324.8	704.6	88%	288.0	171.2	68%	228.7	136.9	67%	1,841.5	1,012.7	82%

First Quarter 2016 Page 4

Sales

The following table shows our energy sales by customer´s category (in GWh) and its number of clients:

In Gwh and %	Energy sales					Customers
	1th Quarter 2016		1th Quarter 2015		% Variation	At 03/31/2016	At 03/31/2015	% Variation
	Gwh	%	Gwh	%
Residential	2,397	42.3%	2,389	43.0%	0.3%	2,472,349	2,446,256	1.1%
Small commercial	473	8.3%	490	8.8%	(3.6%)	327,850	317,689	3.2%
Medium commercial	491	8.7%	461	8.3%	6.3%	34,383	33,104	3.9%
Industrial	977	17.2%	923	16.6%	5.8%	6,753	6,588	2.5%
Wheeling System	1,062	18.7%	1,053	18.9%	0.8%	715	709	0.8%
Others
Public lighting	155	2.7%	152	2.7%	1.7%	21	22	(4.5%)
Shantytowns and others	111	2.0%	92	1.7%	21.3%	409	404	1.2%
Total	5,666	100%	5,562	100%	1.9%	2,842,480	2,804,772	1.3%

Capital Expenditures

Edenor’s capital expenditures during the first quarter of 2016 totaled AR$ 628.8 million, compared to AR$ 334.3 million in the first quarter of 2015. This increase was mainly due to the increase in costs and key facilities for ensuring the proper provision of the service.

Our capital expenditures in the first quarter of 2016 mainly consisted of the following:

         •            AR$ 32.4 million in new connections;

         •            AR$ 482.3 million in grid enhancements;

         •            AR$ 70.0 million in network maintenance and improvements;

         •            AR$ 0.3 million in legal requirements;

         •            AR$ 7.5 million in communications and telecontrol;

         •            AR$ 36.4 million of other investment projects.

For the three-month period ended March 31, 2016, our Capital Expenditures totalized to AR$ 628.8 million compared to AR$ 334.3 million in 2015, including capitalized costs and interests in property, plant and equipment.

First Quarter 2016 Page 5

Energy Losses

In the first quarter of 2016 energy losses increased to 14.5% compared to 13.9% in the same period of 2015.

Indebtedness

The outstanding principal amount of our dollar denominated financial debt is US$ 191.2 million, consisting of US$ 14.8 million principal amount of Senior Notes due on 2017 and US$ 176.4 million principal amount of Senior Notes due on 2022.

First Quarter 2016 Page 6

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2015, Edenor sold 22,380 GWh of energy and purchased 22,127 GWh, with net sales of approximately AR$ 3.8 billion and net income of AR$ 1,142.4 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

6363 Del Libertador Avenue, 4th Floor

(C1428ARG) Buenos Aires, Argentina

Fax: 5411.4346.5358

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Friday, March 17, 2016, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 854-4411 in the United States or, if outside the United States, +1(412) 317-5481 or 0-800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com; www.cnv.gob.ar

First Quarter 2016 Page 7

Condensed Interim Statements of Financial Position as of March 31, 2016 and December 31, 2015

In million of US Dollars and Argentine Pesos	03.31.2016	03.31.2016	12.31.2015
	US$	AR$	AR$

ASSETS

Non-current assets
Property, plant and equipment	641.6	9,431.6	8,885.8
Interest in joint ventures	0.0	0.4	0.4
Deferred tax asset	19.9	292.8	50.0
Other receivables	10.5	155.1	153.8
Financial assets at fair value through profit or loss	-	-	23.6
Total non-current assets	672.1	9,879.9	9,113.6

Current assets
Inventories	7.9	116.8	134.9
Other receivables	24.1	354.4	1,079.9
Trade receivables	161.6	2,375.3	963.0
Financial assets at fair value through profit or loss	122.3	1,797.9	1,560.4
Derivative financial instruments	0.4	5.7	0.2
Cash and cash equivalents	11.7	171.3	129.0
Total current assets	328.0	4,821.3	3,867.3

TOTAL ASSETS	1,000.1	14,701.3	12,980.9

Financial tables have been converted into U.S. dollars at a rate of AR$ 14.70 per dollar, the selling rate as of March 31, 2016, solely for the convenience of the reader.

First Quarter 2016 Page 8

Condensed Interim Statements of Financial Position as of March 31, 2016 and December 31, 2015

In million of US Dollars and Argentine Pesos	03.31.2016	03.31.2016	12.31.2015
	US$	AR$	AR$
EQUITY

Share capital	61.0	897.0	897.0
Adjustment to share capital	27.1	397.7	397.7
Additional paid-in capital	0.2	3.5	3.5
Treasury stock	0.6	9.4	9.4
Adjustment to treasury stock	0.7	10.3	10.3
Other comprehensive loss	(2.9)	(42.3)	(42.3)
Accumulated losses	8.5	124.3	249.3
TOTAL EQUITY	95.2	1,400.0	1,525.1

LIABILITIES
Non-current liabilities

Trade payables	15.4	226.4	225.0
Other payables	206.1	3,029.6	2,391.9
Borrowings	188.7	2,774.2	2,461.0
Deferred revenue	11.4	167.4	153.8
Salaries and social security payable	5.8	84.8	80.0
Benefit plans	14.7	216.2	204.4
Derivative financial instruments	10.6	155.3	-
Tax liabilities	0.1	1.6	1.9
Provisions	19.1	281.1	259.6
Total non-current liabilities	471.9	6,936.7	5,777.6

Current liabilities
Trade payables	347.6	5,109.4	4,475.4
Other payables	10.5	153.8	151.7
Borrowings	8.4	124.1	48.8
Deferred revenue	0.1	0.8	0.8
Salaries and social security payable	39.2	575.7	733.1
Benefit plans	1.9	28.3	28.3
Derivative financial instruments	0.7	10.5	16.3
Tax liabilities	18.0	264.2	153.4
Provisions	6.7	97.8	70.5
Total current liabilities	433.0	6,364.6	5,678.3
TOTAL LIABILITIES	904.8	13,301.3	11,455.9
		-	-
TOTAL LIABILITIES AND EQUITY	1,000.1	14,701.3	12,980.9

Financial tables have been converted into U.S. dollars at a rate of AR$ 14.70 per dollar, the selling rate as of March 31, 2016, solely for the convenience of the reader.

First Quarter 2016 Page 9

Condensed Interim Statements of Comprehensive Income (Loss) for the three-month periods ended March 31, 2016 and 2015

In millon of US Dollars and Argentine Pesos	03.31.2016	03.31.2016	03.31.2015
	US$	AR$	AR$

Continuing operations
Revenue from sales	203.4	2,990.1	968.6
Electric power purchases	(89.6)	(1,317.3)	(523.0)
Subtotal	113.8	1,672.8	445.6
Transmission and distribution expenses	(90.1)	(1,324.8)	(704.6)
Gross loss	23.7	348.0	(259.0)
Selling expenses	(19.6)	(288.0)	(171.2)
Administrative expenses	(15.6)	(228.7)	(136.9)
Other operating expense, net	(7.2)	(105.6)	(37.5)
Operating loss before higher costs recognition and SE Resolution 32/15	(18.7)	(274.3)	(604.5)
Income recognition on account of the RTI - SE Resolution 32/15	29.3	431.0	1,333.9
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	5.5	81.5	186.6
Operating profit (loss)	16.2	238.3	916.0
Financial income	1.8	26.1	18.1
Financial expenses	(23.4)	(343.6)	(180.4)
Other financial expense	(9.1)	(133.2)	(30.8)
Net financial expense (income)	(30.7)	(450.7)	(193.1)
(Loss) Profit before taxes	(14.5)	(212.5)	722.9

Income tax	5.9	87.4	(253.0)
(Loss) Profit for the period from continuing operations	(8.5)	(125.0)	469.9

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	(0.01)	(0.14)	0.52

Financial tables have been converted into U.S. dollars at a rate of AR$ 14.70 per dollar, the selling rate as of March 31, 2016, solely for the convenience of the reader.

First Quarter 2016 Page 10

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2016 and 2015

In millon of US Dollars and Argentine Pesos	03.31.2016	03.31.2016	03.31.2015
	US$	AR$	AR$

Cash flows from operating activities
(Loss) Profit for the period	(8.5)	(125.0)	469.9
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	5.6	81.9	64.1
Loss on disposals of property, plant and equipment	0.1	1.0	0.4
Net accrued interest	21.5	316.8	155.8
Exchange differences	22.3	327.4	52.5
Income tax	(5.9)	(87.4)	253.0
Allowance for the impairment of trade and other receivables, net of recovery	0.7	10.7	1.0
Adjustment to present value of receivables	(0.0)	(0.3)	(2.6)
Provision for contingencies	4.1	60.1	19.2
Other expenses - FOCEDE	1.0	14.0	8.7
Changes in fair value of financial assets	(13.5)	(198.8)	(24.5)
Accrual of benefit plans	1.4	20.6	21.3
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	(5.5)	(81.5)	(186.6)
Higher costs recognition - SE Resolution 32/15 of the SE.	-	-	(1,333.9)
Income from non-reimbursable customer contributions	(0.0)	(0.2)	-
Changes in operating assets and liabilities:
Increase in trade receivables	(95.2)	(1,399.9)	(36.8)
Increase in other receivables	54.8	805.5	80.4
Increase (Decrease) in inventories	1.2	18.1	(0.9)
Increase (Decrease) in deferred revenue	0.9	13.8	13.9
Decrease in trade payables	(2.0)	(30.0)	(253.3)
Increase in salaries and social security taxes payable	(10.4)	(152.6)	(121.2)
Decrease in benefit plans	(0.6)	(8.8)	(11.0)
Increase (Decrease) in tax liabilities	7.0	103.6	(4.7)

Increase in other payables	36.7	538.8	(58.1)
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	-	-	132.7
Net decrease in provisions	(0.8)	(11.2)	(5.0)

Subtotal before variations of debts with Cammesa	14.7	216.4	(765.7)
Increase in account payable and loans with Cammesa	18.2	267.4	1,404.9
Net cash flows provided by operating activities	32.9	483.8	639.2

Financial tables have been converted into U.S. dollars at a rate of AR$ 14.70 per dollar, the selling rate as of March 31, 2016, solely for the convenience of the reader.

First Quarter 2016 Page 11

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2016 and 2015

 (Continued)

In million of US Dollars and Argentine Pesos	03.31.2016	03.31.2016	03.31.2015
	US$	AR$	AR$

Cash flows from investing activities
Acquisitions of property, plant and equipment	(29.1)	(428.0)	(197.1)
Net (payment for) collection of purchase / sale of financial assets at fair value	(0.6)	(8.3)	(494.5)
Collection of receivables from sale of subsidiaries - SIESA	0.1	2.0	-
Net cash flows used in investing activities	(29.5)	(434.3)	(691.5)

Cash flows from financing activities
Payment of principal on loans	(0.3)	(4.5)	-
Net cash flows used in financing activities	(0.3)	(4.5)	-

Net (decrease) / increase in cash and cash equivalents	3.1	44.9	(52.3)

Cash and cash equivalents at the beginning of year	8.8	129.0	179.1
Exchange differences in cash and cash equivalents	(0.2)	(2.6)	(0.7)
Net (decrease) / increase in cash and cash equivalents	3.1	44.9	(52.3)
Cash and cash equivalents at the end of period	11.7	171.3	126.1

Financial tables have been converted into U.S. dollars at a rate of AR$ 14.70 per dollar, the selling rate as of March 31, 2016, solely for the convenience of the reader.

First Quarter 2016 Page 12

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2016 and 2015

 (Continued)

In millon of US Dollars and Argentine Pesos	03.31.2016	03.31.2016	03.31.2015
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(4.2)	(61.7)	(55.9)
Acquisitions of property, plant and equipment through increased trade payables	(9.5)	(139.2)	(81.3)
Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	10.6
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	-	-	(196.9)

Financial tables have been converted into U.S. dollars at a rate of AR$ 14.70 per dollar, the selling rate as of March 31, 2016, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 13, 2016